UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-31505

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 02/01/2018 AND ENDING 01/31/19
                                  (MM/DD/YY)   (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Liberty Associates, Inc.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

501 Fifth Avenue, 15th Floor
_____
(No. and Street)

New York   NY   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Allison M. Lindh   212-869-8224
                                                    (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Brian W. Anson, CPA
_____
(Name – *if individual, state last, first, middle name*)

18401 Burbank Blvd. Suite 12 Tarzana   CA   91356
(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

 ✓ Certified Public Accountant

 Public Accountant

 Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Allison M. Lindh _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Liberty Associates, Inc. _____ , as

of January 31 _____, 20 19 ____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____



MAUREEN L OSTROWSKI
Notary Public, State of Florida
Commission# FF 916524
My comm. expires Nov 18, 2019

Maureen L. Ostrowski
Notary Public

allison M. Lindh
Signature

Chief Financial Officer
Title



MAUREEN L OSTROWSKI
Notary Public, State of Florida
Commission # FF 916524
My comm. exp. Nov. 5, 2019

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- ☐ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Liberty Associates, Inc.

Financial Statements and Supplemental Schedules
Required by the U.S. Securities and Exchange Commission

Including Independent Auditor's Report Thereon

For the Year-Ended January 31, 2019

Contents

BRIAN W. ANSON

Certified Public Accountant

18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders' and Board of Directors of Liberty Associates, Inc.

Opinion on the Financial Statements

I have audited the accompanying statement of financial condition of Liberty Associates, Inc. as of January 31, 2019, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In my opinion, the financial statements present fairly, in all material respects, the financial position of Liberty Associates, Inc. as of January 31, 2019, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Liberty Associates, Inc.'s management. My responsibility is to express an opinion on Liberty Associates, Inc.'s financial statements based on my audit. I am a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and am required to be independent with respect to Liberty Associates, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

I conducted my audit in accordance with the standards of the PCAOB. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. My audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. My audit also included evaluating the accounting principles used and significant estimates made by management, as evaluating the overall presentation of the financial statements. I believe that my audit provides a reasonable basis for my opinion.

Supplemental Information

The information contained in Schedule I, II, and III ("Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. My audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming my opinion on the Supplemental Information, I evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. § 240.17a-5. In my opinion, Schedules I, II, and III are fairly stated, in all material respects, in relation to the financial statements taken as a whole.



Brian W. Anson, CPA

I have served as Liberty Associates, Inc.'s auditor since 2018.

Tarzana, California

March 15, 2019

Liberty Associates, Inc.
Financial Statements
Statement of Financial Condition
As of and for the Year-Ended January 31, 2019

Assets
Current Assets

Cash and cash equivalents	$22,865
Clearing Broker	62,382
Investments	48,015
Inventories	
Prepaid Expenses	
Total Assets	**$133,262**

Liabilities
Current Liabilities

Accrued Liabilities	$35,730
Due to Related Party	24,500
Total Liabilities	**$60,230**

Stockholder's Equity

Capital Stock, no par value, 200 shares authorized, 100 shares issued and outstanding	5,000
Paid in Excess	245,000
Retained Earnings	(176,968)
Total Stockholder's Equity	**73,032**
Total Liabilities and Stockholder's Equity	**$133,262**

The accompanying notes are an integral part of these financial statements.

Liberty Associates, Inc.
Financial Statements
Statement of Operations
As of and for the Year-Ended January 31, 2019

Revenues

Commissions Earned	$16,951
Other Income	
Dividend & Interest Income	1,914
Gain (loss) on security trading	153
Total Revenues	**$19,018**

Operating Expenses

Compliance Services	$10,000
Employee Compensation and Benefits	
Floor Brokerage, Exchange and Commissions	17,542
Communications and Data Processing	1,416
Occupancy	2,232
Other Expenses	24,479
Total Operating Expenses	**$55,669**
Operating Income (Loss)	**(36,651)**

The accompanying notes are an integral part of these financial statements.

Liberty Associates, Inc.
Financial Statements
Statement of Cash Flows
As of and for the Year-Ended January 31, 2019

Cash Flows From Operating Activities

Net Income (Loss)	$ (36,651)
Unrealized Gain on Securities	153
Clearing Brokers	(52,229)
Investments	22,953
Accrued Liabilities	7,200
Total Adjustments	(21,923)
Net Cash Provided By (Used in) Operating Activities	**($58,574)**

Cash Flows From Financing Activities

Capital Contribution	80,000
Net Cash Provided By (Used in) Financing Activities	80,000

Net Increase (Decrease) In Cash and Cash Equivalents	**$21,426**
Cash and Cash Equivalents at Beginning of Period	**$1440**
Cash and Cash Equivalents at End of Period	**$22,865**
Cash Paid for Interest	
Cash Paid for Income Taxes	

The accompanying notes are an integral part of these financial statements.


Liberty Associates, Inc.
Financial Statements
Statement of Changes in Ownership Equity
As of and for the Year-Ended January 31, 2019


	Capital Stock	Pain-In Surplus	Retained Earnings	Total Equity
Balance – February 1, 2018	$5,000	$165,000	($140,317)	$29,683
Increases (Decreases) Capital Transactions	-	80,000	-	80,000
Net Income (Loss) for Y/E 1/31/19	-	-	(36,651)	(36,651)
Balance as of January 31, 2019	**$5,000**	**$245,000**	**($176,968)**	**$73,032**


The accompanying notes are an integral part of these financial statements.


Liberty Associates, Inc.
Notes to Financial Statements
As of and for the Year-Ended January 31, 2019

NOTE A - SUMMARY OF ACCOUNTING POLICIES

Accounting principles followed by the Company and the methods of applying those principles which materially affect the determination of financial position, results of operation and cash flows are summarized below:

Organization

Liberty Associates, Inc. (the Company) was incorporated in the State of New York effective February 15, 1984. The Company has adopted a fiscal year ending January 31st.

Description of Business

The Company, located in New York, NY is a broker and dealer in securities registered with the Securities and Exchange Commission ("SEC") and is a member of FINRA. The Company operates under an exemption pursuant to exemptive provision under Rule 15c-3(k)(2)(ii).

Basis of Accounting

The financial statements of the Company have been prepared on the accrual basis of accounting and accordingly reflect all significant receivables, payables, and other liabilities.

Revenue Recognition

Commission revenues are recorded by the Company on the settlement date reported by the commission statements.

Income taxes

Effective February 15, 1984, the Company began operations. Federal income taxation occurs at the entity level. The company is subject to audit by taxing agencies for years ended 2016, 2017, and 2018.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

SUBSEQUENT EVENTS

The Company has evaluated events subsequent to the balance sheet date for items requiring recording or disclosure in the financial statements. The evaluation was performed through March 15, 2019, which

is the date the financial statement were available to be issued. As of October 2018, Liberty Associates, Inc. has established a clearing and custodial arrangement with RBC Correspondent Services.

NEW PRONOUNCEMENTS

In February 2016, the FASB issued ASU 2016-02, *Leases*. Under the new guidance, lessees will be required to recognize a lease liability and a right-of-use asset for all leases (with the exception of short-term leases) at the commencement date. ASU 2016-02 is effective for annual and interim periods beginning on or after December 15, 2018 and early adoption is permitted. The Company is currently in the process of evaluating the impact of the pending adoption of ASU 2016-02 on its financial statements beginning January 1, 2019.

NOTE B - REVENUE
       A. Significant Accounting Policy

Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

       B. Nature of Services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments see below.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any renumeration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Net Gains or Losses on Principal Trades: This includes all realized and unrealized gains and losses from proprietary trading and market making activities and net gains or losses from "riskless" principal transactions.

Interest/Rebate/Dividend Income: This includes rebates and/or interest earned on Securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

       C. Contract Balances and Transaction Price Allocated to Remaining Performance Obligations

Due to the nature of the Company's business, changes in receivables, contract assets and contract liabilities with customers due to revenue recognized from performance obligations satisfied in previous periods were immaterial.

Changes in Accounting Policy:

The Company adopted Topic 606 "Revenue from Contracts with Customers" with a date of January 1, 2018. As a result, it has changed its accounting policy for revenue recognition as detailed below.

The Company applied Topic 606 using the cumulative effect method – i.e. by recognizing the cumulative effect of initially applying Topic 606 as an adjustment to the opening balance of equity at January 1, 2018. This was immaterial. Therefore, any prior reporting information has not been adjusted and continues to be reported under Topic 606. The details of the significant changes and quantitative impact of the changes are set out below.

The accounting for the Company's proprietary trading operations and lending activities (including securities lending and repurchase obligations) are not considered within the scope of Topic 606.

A retail or institutional customer typically signs one contract with the Company for trade execution and the only fee in such a cancelable contract is contingent on trades being executed (i.e. commission), it is not deemed to meet the contract criteria as it lacks commercial substance until a trade order is placed. ASC 606-10-25-3 explains that when a contract has no fixed duration and can be terminated or modified by either party at any time without penalty, the Company should apply the guidance in Topic 606 to the period in which the parties have enforceable rights and obligations. For the Company, the period in which such parties have enforceable rights and obligations may be one day or less and control transfers on trade date.

NOTE C - CONCENTRATION OF CREDIT RISK

At January 31, 2019, the Corporation maintained a cash balance of $22,865 in a bank account. The bank account is insured by the Federal Deposit Insurance Corporation up to $250,000, and at January 31, 2019 is fully insured. The money market fund is unsecured. Accordingly, the Corporation is subject to credit risk from this concentration.

NOTE D - COMMITMENTS AND CONTINGENCIES

Liberty Associates, Inc. does not have and never had any commitments, guarantees, or contingencies (arbitrations, lawsuits, claims, etc.) that may result in a loss or future obligation or that may be asserted against the firm at a future date.

NOTE E - FAIR VALUE

The carrying amounts reflected in the balance sheet for cash, money market funds, and marketable securities approximate the respective fair values due to the short maturities of those Instruments. Available- for-sale marketable securities are recorded at fair value in the balance sheet. A comparison of the carrying value of those financial instruments is as follows:

	Fair value at Reporting Date Using	
January 31, 2019	Carrying Value	Fair Value
Marketable Securities	$48,015	$48,015
Total	$48,015	$48,015

Fair Value of Financial Instruments

Financial instruments that are subject to fair value disclosure requirements are carried in the financial statements at amount that approximate fair value and include cash and cash equivalents. Fair values are based on quoted market prices and assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of perceived risk.

Comprehensive Income

Statement of Financial Accounting Standards (SFAS) No. 130, Reporting Comprehensive Income, establishes requirements for disclosure of Comprehensive Income that includes certain items previously not included in the statement of income, including unrealized gains and losses on available- for-sales securities and foreign currency translation adjustment among others. During the year ended January 31, 2019, the Company did not have any components of Comprehensive Income to report.

Concentrations - Revenue

The Company does not have revenue concentrations.

NOTE F - NET CAPITAL REQUIREMENTS

The Company is subject to uniform net capital Rule (Rule 15c3-1) of the Securities and Exchange Commission. Minimum net capital is the greater of $5,000 or 6 2/3 of aggregate indebtedness which is $4,015. In this case the minimum net capital is $5,000. On January 31, 2019, the Company's net capital of $65,868 exceeded the minimum net capital requirement of $5,000 by $60,868 and the Company's ratio of aggregate indebtedness of $60,230 to net capital was .91:1, which is less than the 15:1 maximum ratio requirement.

Statement of Exemption of Reserve Requirement

The Company is subject to the Uniform Net Capital Rule 15c3- 1, which requires the maintenance of minimum Net Capital. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintains minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate it's net capital requirement under the alternative reserve requirement meth od.

NOTE G - POSSESSION OR CONTROL REQUIREMENTS

The Company does not have any possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions under Rule 15c-3-3(k)(2)(ii).

Liberty Associates, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended January 31, 2019

Computation of Net Capital

Stockholder's Equity		$ 73,032
Non-Allowable Assets		
Property and Equipment	$ 0.00	
Accounts Receivable - other	0.00	
Total Non-Allowable Assets		$ 0.00
Other Securities	$0.00	
Exempted Securities	0.00	
Other Charges	0.00	
Haircuts on Securities Positions		
Securities Haircuts	$ 7,164	
Undue Concentration Charges	0.00	$(7,164)
Net Allowable Capital		$ 65,868

Computation of Net Capital Requirement

Minimum Net Capital Required as a Percentage of Aggregate Indebtedness	$ 4,015
Minimum Dollar Net capital Requirement of Reporting Broker-Dealer	5,000
Net Capital Requirement	5,000
Excess Net Capital	$60,868

Computation of Aggregate Indebtedness

Total Aggregate Indebtedness	$ 60,230
Percentage of Aggregate Indebtedness to Net Capital	91.44%

Computation of Reconciliation of Net Capital

Net Capital Computed on FOCUS IIA as of January 31, 2019	$ 65,868
Adjustments	
Increase (Decrease) in Equity	0.00
(Increase) Decrease in Non-Allowable Assets	0.00
(Increase) Decrease in Securities Haircuts	0.00
Net Capital per Audit	$ 65,868
Reconciled Difference	-

Liberty Associates, Inc.
Supplementary Schedules Pursuant to SEA Rule 17a-5
Of the Securities and Exchange Act of 1934
As of and for the Year-Ended January 31, 2019

Statement Related to Uniform Net Capital Rule

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500% (15 to 1), or, during its first year of operations, 800% (8:1). Net capital and the related net capital ratio may fluctuate on a daily basis. At January 31, 2019, the Company had net capital of $65,868 which was $60,868 in excess of its required net capital of $5,000. The Company's net capital ratio was 91.44%. The Company has elected to use the basic computation method, as is permitted by the rule, which requires that the Company maintain minimum Net Capital pursuant to a fixed dollar amount or 6-2/3% percent of total aggregate indebtedness, as defined, whichever is greater, and does not, therefore, calculate its net capital requirement under the alternative reserve requirement method.

Statement Related to Exemptive Provision (Possession and Control)

The Company does not have possession or control of customer's funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEA Rule [15c3-3(k)(2)(ii)]; All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Statement Related to Material Inadequacies

This audit did not disclose any material inadequacies since the previous audit of the financial statements contained within the audit report of the Computation of Minimum Net Capital Requirement as reported in the Supplemental Schedules contained within the audit report or the filed Financial and Operational Combined Uniform Single Report filed pursuant to SEA Rule 15c3-1. The firm is exempt from 15c3-3; it does not maintain customer funds or securities and therefore does not maintain customer funds to segregate nor does it maintain separate accounts for customers.

Statement Related to SIPC Reconciliation

SEA Rule 17a-5(e)(4) requires a registered broker-dealer to file a supplemental report which includes procedures related to the broker-dealers SIPC annual general assessment reconciliation   or exclusion from membership forms. In circumstances where the broker-dealer reports $500,000   or less in gross revenue they are not required to file the supplemental SIPC report. The Company   is exempt from filing the supplemental report under SEA Rule 17a-5(e)(4) because it is reporting   less than $500,000 in gross revenue.

LIBERTY ASSOCIATES, INC.

INTEGRITY & PERFORMANCE

March 15, 2019

Brian W. Anson
18401 Burbank Blvd.
Suite 120
Tarzana, CA 91356

RE: Exemption Statement Rule 15c3-3(k)(2)(ii) for FYE January 31, 2019

Dear Mr. Anson,

Please be advised that Liberty Associates, Inc. has complied with the Exemption Rule 15c3-3(k)(2)(ii), for the period of February 1, 2018 through January 31, 2019. Liberty Associates, Inc. did not hold customer securities or funds at any time during this period.

Allison M. Lindh, Chief Compliance Officer of Liberty Associates, Inc. has made available to Brian Anson all records and information including all communications from regulatory agencies received through the date of this review January 31, 2019.

Allison M. Lindh has been responsible for compliance with the exemption provision throughout the fiscal year. Also, there were not any known events or other factors that might have affected Liberty Associates, Inc.'s compliance with this exemption.

If you would like additional information or have any questions, feel free to call me directly at (212) 869-8224.

Best Regards,

Allison M. Lindh

Allison M. Lindh
Chief Compliance Officer
Liberty Associates, Inc.

Enclosures

BRIAN W. ANSON
Certified Public Accountant
18401 Burbank Blvd., Suite 120, Tarzana, CA 91356 · Tel. (818) 636-5660 · Fax (818) 401-8818

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Liberty Associates, Inc.
New York, New York

I have reviewed management's statements, included in the accompanying Liberty Associates, Inc., Exemption Report in which (1) Liberty Associates, Inc. identified the following provisions of 17 C.F.R. §15c3-3(k) under which Liberty Associates, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and 2 Liberty Associates, Inc. stated that Liberty Associates, Inc. met the identified exemption provision throughout the most recent fiscal year without exception. Liberty Associates, Inc.'s management is responsible for compliance with the exemption provision and its statements.

My review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Liberty Associates, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, I do not express such an opinion.

Based on my review, I am not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.



Brian W. Anson
Certified Public Accountant
Tarzana, California
March 15, 2019